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                              November 4, 2020

       J. Douglas Ramsey
       Chief Executive Officer
       Breeze Holdings Acquisition Corp.
       5324 Davis Blvd.
       North Richland Hills, TX 76180

                                                        Re: Breeze Holdings
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-249677

       Dear Dr. Ramsey:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 26, 2020

       Warrants, page 120

   1. We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim
arising out of or relating in any way to the agreement shall be brought and enforced in
the courts of the State of New York or the United States District
                                                        Court for the Southern
District of New York, and that the company irrevocably submits to such jurisdiction,
which jurisdiction shall be exclusive. We also note that the company waives any objection to
such    exclusive jurisdiction.    If this provision requires investors
                                                        in this offering to
bring any such action, proceeding, or claim in the courts of the State of
                                                        New York or the United
States District Court for the Southern District of New York,
                                                        please disclose such
provision in your registration statement, and disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. If the
 J. Douglas Ramsey
Breeze Holdings Acquisition Corp.
November 4, 2020
Page 2
      provision applies to actions arising under the Securities Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities
      Act, please also ensure that the provision in the warrant agreement states this clearly.
Exclusive Forum for Certain Lawsuits, page 126

2. Please revise so that this section is consistent with the scope of your exclusive forum provision in your certificate of incorporation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at (202) 551-3346 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia
Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNameJ. Douglas Ramsey
                                                             Division of
Corporation Finance
Comapany NameBreeze Holdings Acquisition Corp.
                                                             Office of
Manufacturing
November 4, 2020 Page 2
cc:       Cavas Pavri
FirstName LastName